Exhibit 21.1

List of Subsidiaries of FibroGen, Inc.

Subsidiaries	Incorporation
Beijing Falikang Pharmaceutical Co., Ltd.	China
FibroGen (China) Medical Technology Development Co., Ltd.	China
FibroGen China Anemia Holdings, Ltd.	Cayman Islands
FibroGen Europe Oy	Finland
FibroGen International (Cayman) Limited	Cayman Islands
FibroGen International (Hong Kong) Limited	Hong Kong
FibroGen INTL LLC	Delaware, USA
Skin Sciences, Inc.	Delaware, USA